ALPS Series Trust
1290 Broadway, Suite 1000
Denver, Colorado 80203

November 24, 2025

VIA EDGAR

Deborah O’Neal

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, Fundsmith Equity ETF (the “Fund”); Registration Nos. 333-183945 and 811-22747

Dear Ms. O’Neal:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from Michael Kossoff of the Division of Investment Management regarding Post-Effective Amendment No. 117 (“PEA 117”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. 118 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on September 10, 2025, with respect to the Fund.

In connection with this response letter, and on or around November 24, 2025, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 117 in response to the Staff’s comments; (ii) certain other non-material information; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s initial oral comments provided on November 21, 2025. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 117.

Initial Comments:

1.	Staff Comment: Please include any dividend and interest expenses related to short sales in the Fund’s Fees and Expenses Table.

Registrant’s Response: The Registrant acknowledges short interest expense should be reflected in the Fees and Expenses Table, but also notes that no such expenses need to be reflected in the Fees and Expenses Table at this time.

2.	Staff Comment: In the discussion of the Fund’s principal investment strategies, please include the Fund’s target allocation between U.S. and non-U.S. listed companies, if any.

Registrant’s Response: The Registrant notes that the Fund does not have a target allocation between U.S. and non-U.S. listed companies. Accordingly, associated disclosure has not been added to the discussion of the Fund’s principal investment strategies.

Deborah O’Neal
November 24, 2025

3.	Staff Comment: Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

/s/ Camilla Nwokonko
Camilla Nwokonko
Secretary of ALPS Series Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP